Exhibit (a)(12)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Eligible Options (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of August 7,2019, and the related Election Form and any amendments or supplements thereto, and is being made to all holders of Eligible Options. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Eligible Options in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Medpace Investors (as defined below) by one or more registered brokers or dealers licensed under the laws of such state to be designated by Medpace Investors.

Notice of Offer to Purchase for Cash

All Vested and Outstanding Eligible Options of

MEDPACE HOLDINGS, INC.

at

the Amount of the Difference between the Exercise Price of an Eligible

Option and $55.00 for each Eligible Option that is tendered to Medpace

Investors under the Offer.

Pursuant to the Offer to Purchase, dated as of August 7, 2019 by

MEDPACE INVESTORS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON SEPTEMBER 5, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION DATE”).

Medpace Investors, LLC, a Delaware limited liability company (“we,” “us,” or “Medpace Investors”) is offering to purchase vested options for cash from Eligible Employees (as defined in the Offer to Purchase) (the “Offer”) of Medpace, Inc., an Ohio corporation (“Medpace”) and of certain subsidiaries of Medpace. Medpace Investors is an affiliate of Medpace and Medpace Holdings, Inc., a Delaware corporation (“Medpace Holdings”). The stock options that are eligible for tender in the Offer (“Eligible Options”) are those that

•	Were granted on or after June 14, 2014 under the Medpace Holdings 2014 Equity Incentive Plan (the “2014 Plan”); and

•	Are outstanding and vested on the Expiration Date.

We are offering to pay net to the seller in cash the difference between the exercise price of an Eligible Option (as stated in the agreement between Medpace Holdings and an Eligible Employee) and $55.00. The price for each Eligible Option is set forth under “Cash Payment for each Eligible Option” below. No interest will accrue or be payable on the amount due upon tender and acceptance of an Eligible Option and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 7, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Election Form (as it may be amended or supplemented from time to time, the “Election Form,” which, together with the Offer to Purchase and other related materials, collectively, constitute the “Offer”). As of August 5, 2019, there were Eligible Options to purchase up to 843,913 shares of Medpace Holdings common stock. The Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options. There is no financing condition to the Offer.

CASH PAYMENT FOR EACH ELIGIBLE OPTION

Medpace Investors is offering a cash payment in the amount set forth in the table below for each share of Medpace Holdings common stock subject to an Eligible Option with the grant date and exercise price indicated in the table set forth below.

Grant Date	Exercise Price	Cash Payment Per Eligible Option
June 10, 2014	$14.41	$40.59
July 7, 2014	$14.41	$40.59
September 19, 2014	$14.41	$40.59
March 31, 2015	$16.20	$38.80
July 31, 2015	$16.88	$38.12
December 31, 2015	$18.23	$36.77
March 31, 2016	$18.23	$36.77

If, upon the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived, Medpace Investors may elect to extend the Offer for any length of time and in its sole discretion, but is under no obligation to do so.

Upon any extension, amendment or termination of the Offer, Medpace Investors will inform Medpace Holdings and Eligible Employees and make a public announcement of an extension of the Offer no later than 9:00 a.m., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

Medpace Investors expressly reserves the right to waive, in whole or in part, any Offer condition or modify the terms of the Offer, subject to the applicable rules and regulations of the Securities and Exchange Commission.

For purposes of the Offer, Medpace Investors will be deemed to have accepted for payment, and thereby purchased, Eligible Options validly tendered and not properly withdrawn as, if and when it gives oral or written notice to Medpace Holdings of its acceptance for payment of such Eligible Options pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Eligible Options accepted for payment pursuant to the Offer will be made disbursed through the Medpace payroll system.

Medpace Investors will pay for Eligible Options tendered and accepted for payment pursuant to the Offer only upon timely receipt by Medpace Investors of the Election Form included in the Offer to Purchase pursuant to the procedures set forth in the properly completed and duly executed, with any other documents required by Election Form.

Eligible Options tendered pursuant to the Offer may be withdrawn at any time prior to Expiration Date and, unless theretofore accepted for payment by Medpace Investors pursuant to the Offer, may also be withdrawn at any time after October 6, 2019, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Medpace Investors has accepted for payment the Eligible Options tendered in the Offer. For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by Medpace Investors at its address set forth under Q23 of the Offer to Purchase must specify the name of the person who tendered the Eligible Options to be withdrawn, and the number of Eligible Options. Withdrawals of Eligible Options may not be rescinded, and any Eligible Options properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Eligible Options may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be resolved by and at the discretion of Medpace Investors. Neither Medpace Investors nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The exchange of Eligible Options for cash pursuant to the Offer will be a taxable transaction to U.S. holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Eligible Employees should consult with their tax advisors as to the particular tax consequences of the Offer to them, as well as tax consequences under any other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws or under any applicable income tax treaty.

The Offer to Purchase and the related Election Form contain important information. Holders of Eligible Options should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Medpace Investors at Medpace Investors, LLC, Attention Stephen P. Ewald, 5375 Medpace Way, Cincinnati, OH 45227 or by e-mail to: MedpaceInvestorsLLC@medpace.com. Requests for copies of the Offer to Purchase and the related Election Form may be directed to Medpace Investors. Such copies will be furnished promptly at the expense of Medpace Investors.

August 8, 2019